SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                             The Z-Seven Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    988789103
                       ---------------------------------
                                 (CUSIP Number)


                   Margaret Bancroft, Dechert Price & Rhoads,
                   30 Rockefeller Plaza, New York, N.Y. 10112
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 29, 1997
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                               Page 1 of 5 Pages


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                               SCHEDULE 13D

CUSIP No.   988789103                                       Page 2 of 5 Pages
_______________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
_______________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_______________________________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________________________
4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
_______________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_______________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     (I)   Panamanian Corporation
     (II)  Netherlands Antilles Corporation
     (III) United Kingdom
_______________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 349,105;  (II) & (III) 40,000
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 349,105;  (II) & (III) 40,000
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & (III)  349,105
     (II) & (III)   40,000
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I)  25.07%
     (II)  2.88%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4 is hereby amended to read as follows:

               Pursuant to the Stock Purchase Agreement described in Item 3, Agape was given the right to request that the Issuer register the sale of the shares it acquired with the Securities and Exchange Commission. In March 1997, Agape proposed that, in lieu of registering the shares for re-sale to the public, the Issuer give consideration to purchasing all or some of its holdings. After consideration by the Issuer's Board of Directors, the Issuer and Agape executed a letter agreement dated July 22, 1997 (the "Agreement"), pursuant to which the Issuer will acquire all of the shares held by Agape or its donees in four purchases over an eighteen month period, provided that exemptive relief can be obtained from the Securities and Exchange Commission (SEC).

               The Agreement filed as an Exhibit under Item 7 is hereby incorporated by reference.


Item 7 is hereby amended to read as follows:

               Letter Agreement between The Z-Seven Fund, Inc. and Agape Co., S.A., dated July 22, 1997 and referred to in Item 4 of this
               Schedule 13D.


Signature

               After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 1997                        Agape Co., S.A., by John M.
---------------------------
                                            Templeton, President*
                                            Unity, N.V., by John M. Templeton,
                                            President*
                                            John M. Templeton, Individually
                                            As indirect beneficial owner*

                                      *BY:  /s/ Margaret Bancroft
                                            -----------------------------------
                                            Margaret Bancroft, Attorney-in-Fact

[LOGO]
                             THE Z-SEVEN FUND, INC.
                       2651 W. GUADALUPE RD., SUITE B-233
                                 MESA, AZ 85202
                                 (602) 897-6214


July 22, 1997

Agape Co., S.A.
c/o Sir John Templeton
Box N-7776
Lyford Cay, Nassau, Bahamas

Dear Sir John:

     In mid-April of this year you, acting on behalf of Agape Co., S.A., ("Agape"), asked the Fund to propose a repurchase plan in which Z-Seven Fund will repurchase the 349,105 shares of Z-Seven Fund owned by Agape. As we have agreed with you in previous conversations and in accordance with the directives of the Z-Seven Board of Directors, we propose a simplified set of transactions that serves both Agape's needs and the needs of the Fund's shareholders. It is our objective to satisfy your desire to receive the proceeds of sale of the shares as quickly and as efficiently as possible. The Fund and its shareholders need to minimize the impact of significant outlays of cash as well as raise the cash necessary without disturbing the markets of thinly-traded stocks in the portfolio. This repurchase plan is subject to the approval of the SEC in the form of an exemptive order. Enclosed is a copy of the Application for Exemptive Order which will be filed with the Commission upon receipt of your signature on this letter indicating agreement with the repurchase plan. A copy of the Application for Exemptive Order has also been provided to your counsel in this matter, Ms. Margaret Bancroft of Dechert Price & Rhoads.

1. We propose a total of 4 purchases over an eighteen month period. The first purchase will be of 100,000 shares occurring two (2) months after the exemptive order is approved by the SEC. Three subsequent repurchases of 75,000 shares, 75,000 shares and 99,105 shares (or the remaining balance) respectively, will occur at six (6) month intervals. During this time period, Agape would be allowed, if it so desired, to sell shares pursuant to Rule 144 under the Securities Act of 1933 and the conditions thereof, including such Rule's volume limitations. To the extent shares are sold or otherwise disposed of (e.g., by gift) by Agape, the shares to be repurchased on the next scheduled repurchase date will be reduced by the number of shares disposed of by Agape.

Agape
July 22, 1997
Page 2

     In the event any or all of the shares are disposed of by gift, donation or private sale, the other party to such a transaction (a "donee") will be bound by the same terms and conditions of this repurchase agreement, provided that any sales of shares by the donee or donees under Rule 144 will in the aggregate be limited to such number of shares as Agape itself could have sold under Rule 144. To the extent any shares are sold under Rule 144 by donee or donees, the number of shares to be repurchased on the next scheduled repurchase date will be reduced by the number of shares sold by the donees under Rule 144 since the last repurchase. To the extent shares are disposed of as provided in this paragraph, Z-Seven will repurchase the shares from Agape and the donees as stated above on a pro-rata basis based on the total number of shares held by each. (i.e., Agape donates 10,000 shares i.e., 2.86% of the total number of shares. Z-Seven would purchase 97,140 shares from Agape and 2,860 shares from donee or donees during the first repurchase.) The same pro-rata allocation will apply to future repurchases as well. In the alternative, and at your direction, Z-Seven will purchase shares from Agape alone or solely from one or more donees as designated by Agape.

2. The price of the shares, determined at the time of each repurchase, will be NAV minus 1/2 of 1%.

3. Agape and the Fund will issue joint press releases similar to the attached draft announcing this agreement and each repurchase.

4. In the event, the SEC has not granted an exemptive order permitting the purchase of Agape's shares as contemplated by this letter, by June 12, 1998, this letter agreement will be of no further force or effect.

5. Agape agrees to notify Z-Seven immediately of any disposition of shares and to promptly file with the SEC any applicable forms, including Form 4s and 5s and Schedules 13.

Agape
July 22, 1997
Page 3


     We are in the position to file the exemptive order immediately once we have your agreement with the terms of this proposal. Please contact us at (602) 897-6214 or Rey Pascual of Kilpatrick Stockton in Atlanta to discuss any questions. Mr. Pascual can be reached at (404) 815-6132.

Sincerely,

/s/ Barry Ziskin
--------------------------
Barry Ziskin
President


Agape accepts this proposal to repurchase the shares of Z-Seven Fund, Inc. owned by Agape, Co., S.A.



/s/ John M. Templeton                                         26-7-97
--------------------------------                 -------------------------------
Agape Co., S.A.                                  Date
Sir John M. Templeton, President

cc:  Margaret Bancroft, Esq.
     Dechert Price & Rhoads

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